Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.: 001-15323

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

CNBC – Squawk Box
January 21, 2004
Dina Dublon on the firm’s 4Q and full-year results

Mark Haines, Host, “Squawk Box”:
 JP Morgan out with earnings this morning—just last week, the company agreed to buy Bank One and today, quarterly profits. They made a profit versus a loss a year ago, boosted by consumer and investment banking business. The company earned eighty-nine cents a share, beating Wall Street estimates by twelve cents. The number two U.S. bank reported fourth quarter net income of one point eight six billion dollars, compared with a net loss of three hundred eighty-seven million dollars. And we’ve got “n/a” for revenue, we’ll find out what that means in a minute. The stock hit a low of twenty in March of ‘03, high near forty over the past fifty-two weeks, currently trading right there around forty bucks.

Let’s find out more about what’s going on at JPMorgan Chase—the acquisition, how it will affect the company’s financials. Joining us from New York for another first on CNBC is Dina Dublon. She is chief financial officer at JP Morgan.

Good morning ma’am, thank you very much for being with us.

Dina Dublon, CFO, JP Morgan Chase:
 Thank you, it’s a pleasure to be here, second time in a row. [Laughs]

Haines:
 Yeah. I assume there were revenues?

Dublon:
 Yeah, that’s a pretty good assumption, that there were revenues. [Laughs] Very difficult to have a bottom line without revenues. What is your problem?

Haines: For some reason, we didn’t have a number. What were the revenues?

Dublon:
 Well, I need to get, I need to get the number for the fourth quarter. They would have been about eight billion dollars.

Haines:
 Okay, eight billion dollars. That’s a lot better than n/a. [Laughter]

Dublon:
 Yes, that’s much better than n/a.

Haines:
 What led this turnaround?

Dublon:
 I think the story for the year is really simple. We have a very stock earnings rebound, basically because we had very strong growth in revenues and much lower credit costs. So for the year, we have four billion dollars more in revenues than we had the prior year, and we have about two and a half billion better or lower commercial credit costs than last year. That in itself is, are the reasons for the growth.

Haines:
 Well, why the lower commercial credit costs?

Dublon:
 Well, cyclical improvement is a big part of it. We were earning and recognizing problems, and we have done a whole lot in improving the risk of the portfolio since then.

Michael Farr, Farr, Miller & Washington:
 Ms. Dublon, it’s Michael Farr. Good morning.

Dublon:
 Good morning, Michael.

Farr:
 Congratulations on your numbers.

Dublon:
 Thank you.

Farr:
 How does Bank One help, and are you happy about getting into the credit card business this heavily?

Dublon:
 I—Bank One helps tremendously. It helps by really putting us on the map in our ability to compete in retail banking in a much better way than we could on a stand-alone basis, and it provides a balance to earnings that for JPMorgan alone, you know, was not as good as it would be together.

David Faber, Wall Street Correspondent, CNBC:
 Miss—this is David, David Faber.

Dublon:
 Hi, David.

Faber:
 On commercial charge-ups—good morning.

Dublon:
 Good morning.

Faber:
 Only eight million for the quarter...

Dublon:
 Yes.

Faber:
         ...compared to about six hundred and forty-six million a year ago, and overall for the year a similar picture. I think net chare-offs, full year, eight hundred and sixteen million versus two point one billion last year. That, of course, goes to credit quality. Do you expect that to continue in 2004?

Dublon:
 We expect commercial credit to continue improving, probably at a decelerating pace given the extent of the improvement that we have seen to date. We have had about a fifty percent reduction in nonperforming assets in the firm, and as you have just pointed out, our charge-offs for the quarter were particularly low, and that’s not just because the charge-offs were low but because we have begun seeing recoveries from charges we took in the prior periods.

Faber:
 And you feel comfortable where you are in terms of your coverage ratios?

Dublon:
 Absolutely.

Faber:
 Investment banking fees for the quarter, eight hundred and thirty-four million dollars...

Dublon:
 Yes.

Faber:
         ...up twenty-eight percent, but as anyone knows ‘03 was not the best of years, certainly not at the early part. What are you sensing in terms of momentum in that business right now?

Dublon:
 I guess in talking to our investment bankers, they characterize it as “frothy but competitive,” so overall it feels better. We have—in fact, we are probably the only firm on the street that shows investment banking fees up from the, from last year. So we had a very good year gaining market share and overall taking advantage of whatever business has occurred this past year.

Faber:
 Q4, you managed to bring expenses down by about nineteen percent, citing lower severance and also related costs and compensation. When revenues are growing the way they appear to be now, usually it’s not that easy to bring expenses down that much. In ‘04 are you looking for a like reduction in expenses?

Dublon:
 No, no. What we have done, as you are all aware, is we had significantly reduced, taken productivity, introduced, reduced the workforce as the level of the business contracted in 2002, and you’re seeing the benefits of it in 2003. As the business picks up, we don’t expect any further expense reductions. No, we would be very controlled about how we grow expenses, but no further reductions.

Faber:
 Although there are going to be those layoffs associated with the merger of JP Morgan and Bank One.

Dublon:
 That’s correct.

Faber:
 Still, around ten thousand is what, is what you’re estimating?

Dublon:
 That is our estimate for what we will need to do in coming together, yes.

Alexis Glick, Senior Trading Correspondent:
 Good morning, Ms. Dublon. This is Alexis Glick. I just to get an understanding here—where do you expect to find growth, in what areas of the business, and what are you looking at in terms of return on equity in ‘04 and ‘05?

Dublon:
 I will not be projecting for you the return on equity for ‘04 and ‘05. We have a lot of tailwind from the improving equity values, from gains in market share. Improving equity values for us are very important, not just in the investment banking business but in investment management, in our security services business, as well as in our private equity business. As you know, we have actually gains this quarter and are looking for an improvement looking into 2004.

Glick:
 What about fixed income?

Dublon:
 Fixed income, we had a very good year. Overall, we had fixed income revenues, fixed income trading revenues this year up about thirty percent. We had a very—a big part of the growth driven by client business in trading, and we expect that to be the source of growth going into ‘04.

Faber:
 Of course, Ms. Dublon, it’s going to be a very different company a year from now, isn’t it?

Dublon:
 Yes, it will be, and it will be a much better company, it will be a more balanced company than we are as a stand-alone basis, so looking forward to it.

Haines:
 All right. Thank you very much, ma’am. We appreciate your time.

Dublon:
 Thank you, Mark.

Haines:
 Dina Dublon is chief financial officer at JPMorgan.

Disclaimer:
This content and the content referenced herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Part Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.